EXHIBIT 18.1 Preferability Letter from Independent Registered Public Accounting Firm Regarding Change in Accounting Principle

October 28, 2020

Audit Committee of the Board of Directors
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285

Ladies and Gentlemen:

Note 9 of the Notes to the Consolidated Condensed Financial Statements of Eli Lilly and Company and subsidiaries (the Company) included in its Quarterly Report on Form 10-Q for the three- and nine-month periods ended September 30, 2020 describes a change in the method of accounting for the computation of expected returns on U.S. Dollar denominated investment grade debt securities and derivatives in certain of the Company’s retirement benefit plans from a calculated value that includes changes in the fair values over a period of five years to actual fair value. There are no authoritative criteria for determining a 'preferable' method of accounting for calculating the expected returns on plan assets based on the particular circumstances; however, we conclude that such a change in method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reason, is preferable in your circumstances. We have not conducted an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) of any financial statements of the Company as of any date or for any period subsequent to December 31, 2019, and therefore we do not express any opinion on any financial statements of the Company subsequent to that date.

Very truly yours,

/s/ Ernst & Young LLP
Indianapolis, Indiana